

HALL OF FAME
RESORT & ENTERTAINMENT CO.

2022 ANNUAL REPORT

PLAYING WITH
PURPOSE

Making every experience one-of-a-kind.

Based on the power of professional football, the Hall of Fame Resort & Entertainment Company is a leading sports, entertainment, media, and gaming enterprise headquartered in Canton, Ohio.





Hall of Fame Resort & Entertainment Company (NASDAQ: HOFV, HOFVW)

As a world-class resort and sports entertainment company, **we do what no other company can** through our unique brand partnerships and direct access to exclusive content. By doing this, we create exceptional experiences across multiple platforms that honor the past and inspire the future. With this unwavering purpose, we strive to maximize shareholder value and pursue excellence.



VISION

Inspiring unique and exhilarating sports and entertainment experiences that maximize growth and fan engagement.

MISSION

We create exceptional sports-inspired destination, media, and gaming experiences that uniquely leverage brand partnerships and direct access to exclusive content.

VALUES

Based on our connection to professional sports, we strive to exemplify these values: Inspiration, Teamwork, Respect, Integrity, and Excellence.

Inspiration

Teamwork

Respect

Integrity

Excellence



WHAT WE DO

A MULTI-DIMENSIONAL SPORTS & ENTERTAINMENT COMPANY

HALL OF FAME VILLAGE

Making legendary guest experiences throughout our immersive assets — Tom Benson Hall of Fame Stadium, ForeverLawn Sports Complex, Constellation Center for Excellence, Center for Performance, Fan Engagement Zone, and Play-Action Plaza.

HALL OF FAME VILLAGE MEDIA

Creating compelling original content across all genres, lengths, and mediums including TV and streaming services, films, games, events, podcasts, branded content, and emerging media.

GOLD SUMMIT GAMING

Harnessing the multifaceted power of gaming by delivering world-class online and on-site experiences in sports betting, fantasy sports, and Egaming for players of all levels.



HALL OF FAME VILLAGE

THEMED ATTRACTIONS

HOSPITALITY

LIVE ENTERTAINMENT



HALL OF FAME VILLAGE MEDIA

ORIGINAL CONTENT

HIGH-PROFILE PARTNERSHIPS

DIGITAL COLLECTIBLES



GOLD SUMMIT GAMING

EGAMING

SPORTS BETTING

FANTASY FOOTBALL



LETTER FROM OUR CEO

MICHAEL **CRAWFORD**

Take a walk with Michael through the past, the present, and the future of Hall of Fame Resort & Entertainment Company.

Dear Shareholders,

There is a fear of the unknown that simply exists in the universe that doesn't readily lean into change or the "never-been-done-before." Anytime you start something new, create a new product, or disrupt the marketplace with a new idea, there is always the challenge of trying to get people to believe in "what can be." In 2020, amid a global pandemic and during one of the most challenging economic times in recent history, we took our Company public and began our journey towards creating something new. It was going to be an incredible challenge but something that we had an even greater belief would "change the game" of how fans everywhere can and would engage and experience football and sports. We created a strategy and a plan for three business verticals that synergistically work together to offer something dramatically different to the fans of the world of sports and entertainment. Our Company does what no other company does by offering compelling and unique experiences and content with engagement that is built upon the power and popularity of professional football.

Today, less than three years later, Hall of Fame Resort & Entertainment Company is a game-changer and showing "what can be." Our campus has transformed into a hub for events and activation during the past year — hosting hundreds of thousands of athletes, spectators, and fans at our ForeverLawn Sports Complex and Center for Performance indoor-dome facility, for tournaments and other events.
These combined assets are providing year-round programming to facilitate sports of all kinds in all

seasons creating an economic driver like no other in the region. At Tom Benson Hall of Fame Stadium, our home for world-class sports, concerts, and entertainment, we showcased dynamic talent like David Chapelle and Journey and welcomed for a second season the USFL, who now call our stadium home for two of their teams, the Pittsburgh Maulers and the New Jersey Generals — bringing even more fans to campus as well as over 12 additional national TV broadcasts. Throughout our Fan Engagement Zone and Play-Action Plaza we are open and operational, featuring opportunities for fans to be treated to unique dining and entertainment spaces like Don Shula's American Kitchen and our "giant wheel attraction" called the "Red Zone". Construction is also well underway on the final two components of Phase II — our indoor waterpark and the second of our hotels, a Hilton Tapestry hotel. To date we have over 100 acres of campus development around the Pro Football Hall of Fame, and we have already begun strategic planning for Phase III.

Our media division has made tremendous progress with dynamic content in various projects including a successful first season of the vodcast "Football Heaven" in collaboration with the Pro Football Hall of Fame; the development of a robust Non-Fungible Token (NFT) program offering "owner-only" perks available for the first time; and, the airing during Super Bowl weekend of the documentary, "The Perfect 10" alongside Fox Sports and NFL Films. (The latter creating Fox's most viewed documentary in recent history).

In 2022, we officially launched "Gold Summit Gaming" ("GSG"), supporting all things sports betting, fantasy sports, and Egaming. With the legalization of sports betting in Ohio in January 2023, we brought our mobile sports betting partner Betr into the mix, introducing their new and unique platform of microbetting to the world. We held Season 2 of the Hall of Fantasy League ("HOFL") where fans had fun "doubling down" on their favorite team in an expanded offering, and we also continue hosting wildly popular on-site Egaming tournaments that have brought gamers from around the country on campus to battle it out on the "big stage" in Tom Benson Hall of Fame Stadium.

When we look at the years behind us, we know that we have what it takes as a Company and as a team to win. Our demonstrated forward progress and ability to show up for "every single play" provides us a foundation for a strong future with an enhanced ability to bring our synergistic business model to life, with expanded media and gaming creation, more engagement and programming opportunities on-site, and even greater partnerships and sponsors joining us on our journey.

As you will see throughout the coming pages of our 2022 Annual Report, the progress has been tremendous, and we are just getting started. I am excited for 2023 and beyond as the foundation has been created and the momentum is building for future success. There is a very old adage that goes "nothing worth doing comes easy." Thank you for your continued belief in "what can be." We continue to move the ball down the field with important first downs and know what we are working toward is not only worth it — but IS changing the game.



Michael Crawford
President and Chief Executive Officer

HOFV
DESTINATION

Birthplace of Professional Football
TOURISM, CAPITAL INVESTMENT & ECONOMIC GROWTH

- In 2021, Stark County, Ohio benefited from direct visitor spending of $1.1 billion, which generated the County's tourism economic impact of $1.9 billion. This economic impact included 13,944 total new jobs with associated labor income of $367 million. The Company plays a significant role in the tourism industry within Stark County and will continue to increase contributions going forward.

  Source: Tourism Economics and Oxford Economics Company. (2021). Economic Impact of Tourism in Stark County, Ohio 2021

- The Company is able to foster Northeast Ohio's "destination pipeline" from the approximately 32+ million vehicles traveled by the destination on the primary highway adjacent to Hall of Fame Village.

  Source: Ohio Department of Transportation

- The significant economic impact from the Company will lead to incremental tax dollars attributed to property taxes, sales taxes, income taxes, and lodging taxes.

  Source: Ice Miller Whiteboard



HALL OF FAME VILLAGE

THE FOUNDERS
OF THE
NFL
SEPT. 17, 1920
JIM THORPE
RALPH HAY
CANTON, OHIO
HALL OF FAME
City
CANTON
BULLDOGS

The Founders Mural by North Canton-based artist Dirk Rozich.



Destination-Based Entertainment Assets

LOCATED WITHIN AN OPPORTUNITY ZONE & OHIO'S ONLY TOURISM DEVELOPMENT DISTRICT.

PHASE I

Completed — $250M assets already created

1 Pro Football Hall of Fame*

2 Tom Benson Hall of Fame Stadium

3 ForeverLawn Sports Complex

DOUBLETREE BY HILTON CANTON DOWNTOWN

Located in the heart of downtown Canton, and just 2.6 miles from the Pro Football Hall of Fame, this 4-star hotel was completed in November of 2020, and upon the completion of $30M in renovations, includes 164 guest rooms, multiple meeting spaces, a business center, indoor pool and fitness center, and ballroom with over 11,000 square feet of event space, among other amenities. The 330 Bar & Grill is the hotel's in-house dining lounge with a great mix of local flavors and friendly hospitality serving breakfast, lunch, and dinner.

*Owned by Pro Football Hall of Fame.

**Projected Completion Q4 2024.



PHASE II

In Progress - $350M assets in development

4 Center for Performance

5 Constellation Center for Excellence

6 Fan Engagement Zone

7 Play-Action Plaza

8 A Hilton Tapestry Hotel**

9 HOFV Indoor Football-Themed Waterpark**

PHASE III

Planning has begun for $300M in new assets across 600 acres of available land.

May include a potential mix of residential space, additional attractions, entertainment dining, merchandise, and more.





TOM BENSON
HALL OF FAME
STADIUM



Tom Benson Hall of Fame Stadium

COMPLETED IN 2017

Tom Benson Hall of Fame Stadium is a one-of-a-kind sports and entertainment complex that features over 20,000 seats and 28,000 sq. ft. of premium event space.

ENSHRINEMENT WEEK POWERED BY JOHNSON CONTROLS

- Annual Hall of Fame NFL Football Game — Started the NFL season with the Las Vegas Raiders defeating the Jacksonville Jaguars.
- Enshrinement Ceremony & Gold Jacket Ceremony.



BLACK COLLEGE FOOTBALL HALL OF FAME CLASSIC

- Annual event since 2019.
- The annual Black College Football Hall of Fame Classic returned to Tom Benson Hall of Fame Stadium in 2022 with Central State University defeating Winston-Salem State University.



THE UNITED STATES FOOTBALL LEAGUE (USFL)

- Hosted 2022 USFL Semifinal Playoff and Championship Games — The Birmingham Stallions won the 2022 Championship Game.
- The USFL is a new spring professional football league directed by FOX Sports that consists of eight teams split into two divisions, each playing 10 regular season games.







OHSAA FOOTBALL CHAMPIONSHIPS

- 3-year agreement to host OHSAA's state football championships across seven divisions.





TOM BENSON
HALL OF FAME
STADIUM

CONCERTS, MUSIC FESTIVALS, & COMMUNITY EVENTS

- 2022 Concert for Legends presented by Ford:
  Journey & Donnie Iris.
- Stand-up comedian, Dave Chappelle: In Your Dreams Tour.
- R&B Legends, The O'Jays: Last Stop on the Love Train Tour.



STADIUM HOSTED LARGE SCALE PUBLIC & PRIVATE EVENTS

- Winter Blitz.
- Fatherhood Festival.
- 90+ Private Events held throughout Stadium.



WOMEN'S FOOTBALL ALLIANCE DIVISION CHAMPIONSHIPS

- Largest, longest running & most competitive women's tackle football league in the world.
- Over 60 teams across the United States.
- Five-year partnership starting in 2021.





FREEDOM BOWL

- The largest high school football event in the country consists of five games including national and state powerhouse teams.
- The Freedom Bowl commemorates those who have protected our nation through military service and featured activities to support youth football players.





FOREVERLAWN
SPORTS COMPLEX

FOREVERLAWN
SPORTS ⚙ COMPLEX
AT HALL OF FAME VILLAGE



COMPLETED IN AUGUST 2022

This home for all things tournaments has 8 rectangular sports fields and buildings to house merchandise, food, medical, coaches, classrooms, and ticketing. The ForeverLawn Sports Complex was completed in August of 2022 and continues to serve hundreds of thousands of athletes and fans with demonstrated year-over-year growth through a wide variety of sporting events, including soccer, flag football, lacrosse, and more.









CONSTELLATION CENTER FOR EXCELLENCE







COMPLETED IN NOVEMBER 2021

The Constellation Center for Excellence was completed in the Fall of 2021. The 75,000-square-foot mixed-use facility is a world-class home to business and retail that includes a variety of sports-centric research and programming. The Constellation Center for Excellence is an innovative hub and incubator for companies and individuals across the country to collaborate on critical issues and advance opportunities in sports and a variety of environments.











Center for Performance



CENTER FOR PERFORMANCE



Center for Performance



COMPLETED IN AUGUST 2022

The Center for Performance is one of the largest fabric-domed facilities of its kind in the country and features 100,000 square feet of flat floor space for a large indoor venue with the year-round capacity to continue hosting sporting events, tournaments, concerts, conventions, and other kinds of activities.









PLAY-ACTION PLAZA





Play-Action Plaza

COMPLETED IN AUGUST 2022

Play-Action Plaza will feature several attractions, including the only two rides of their kind in Stark County, Ohio — a 125-foot-tall "The Red Zone" ferris wheel and "The Forward Pass" zipline. Play-Action Plaza is a fun and inviting setting, bringing together people of all ages to enjoy activities such as food trucks, concerts, games, a fitness trail, and one of the largest manmade water features in Ohio.




Visit CANTON
WELCOME CENTER
Maps & Guides
Visitor Information
Gifts & Souvenirs
WORKSHOP

FAN ENGAGEMENT ZONE


CONNECT
CONNECT
ALL OCCASIONS


Don Shula's
AMERICAN KITCHEN

Fan Engagement Zone

COMPLETED IN AUGUST 2022

The Fan Engagement Zone is a sport and entertainment-themed, 82,000-square-foot promenade that is an active hub for fans to go before, during and after events to have fun, dine and socialize, while offering rooftop views of Tom Benson Hall of Fame Stadium. A unique football-themed Build-A-Bear Workshop, Don Shula's American Kitchen, The Brew Kettle with Topgolf Swing Suites, Pro Football Hall of Famer Isaac Bruce bringing Smoosh Cookies, The Visit Canton Visitor Center, Pizza Oven, Heggy's Nut Shop, and others will build out an exciting guest experience.














HOTEL AND WATERPARK



Hotel and Waterpark

UNDER CONSTRUCTION

PREMIUM HILTON TAPESTRY HOTEL

This seven-story, 130,000 sq.-ft premium Hilton Tapestry Hotel will feature 180 guest rooms, 10 suites, a 2,500 sq.-ft. ballroom, 2,100 sq.-ft. of meeting rooms, an indoor pool and fitness center, as well as a full-service 106-seat restaurant with indoor and outdoor seating.



INDOOR FOOTBALL-THEMED WATERPARK

A spectacular 144,000 sq.-ft. football-themed waterpark will be highlighted by 85,000 sq.-ft. of indoor wet space that includes a waterslide tower, lazy river, wave pool, zero-entry fun zone, swim-up bar, and outdoor entertainment area.



HOFV
CONSTRUCTION TIMELINE



2020   2021

● **FOREVERLAWN**
SPORTS COMPLEX   ● **FAN ENGAGEMENT ZONE**   ● **CONSTELLATION CENTER**
FOR EXCELLENCE

	2021		2022				2023				2024			
	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Sitework														✔
East Endzone	✔													
Constellation Center for Excellence		✔												
ForeverLawn Sports Complex					✔									
Center for Performance					✔									
Play-Action Plaza					✔									
Fan Engagement Zone					✔									
Indoor Football-Themed Waterpark														✔
Hilton Tapestry Hotel														✔



2022

2023

● PLAY-ACTION PLAZA

● CENTER FOR PERFORMANCE

● INDOOR WATERPARK



HALL OF FAME VILLAGE MEDIA



Hall of Fame Village Media: Continuing to build a Pipeline

WORLD-CLASS CONTENT COMPANY

Hall of Fame Village Media is a premier, multi-dimensional content studio creating engaging content across all genres, lengths, and mediums, including TV and streaming series, films, games, events, podcasts, branded content, and emerging media.

POTENTIAL CONTENT DISTRIBUTION PARTNERS

Social















facebook
TikTok
twitter
Music
SnapChat
Spotify
Instagram

Broadcast over the top































NFL RedZone from NFL Network
SHOWTIME
CBS ALL ACCESS
THE CW
FOX
FOX SPORTS
FX
abc
ESPN

Streaming

NETFLIX
hulu
Disney+
HBO max
amazon
YouTube TV
twitch

MEDIA CONTENT INITIATIVES

Content creation across multiple channels.

FOOTBALL HEAVEN VODCAST

Aditi Kinkhabwala, Joe Horrigan, and Jon Kendle explore the most fascinating stories and personalities in NFL history, bringing the Hall of Fame's incredible collection of over 40 million documents and artifacts to life with special guests Jerome Bettis, Kurt Warner, Warren Moon, Steve Young, Jim Kelly, Chris Berman, Peter King, Franco Harris, and Doug Williams.

- Reached over 6 million people.
- Nearly 200k episode & promotional clip listens on 15+ platforms.

THE PERFECT TEN

In partnership with H2H, NFL Films, and Fox Sports, the 90-minute documentary profiles the exclusive group of NFL athletes who are both Heisman Trophy winners and Pro Football Hall of Fame Inductees. The Perfect Ten placed in the top-five highest premiered documentaries for Fox Sports Films based on the first 24-hour airing numbers.

- Delivered FOX's best prime-time documentary viewership in three years; highest rated documentary for FOX since the Brady heist.

GONE FISHIN'

In this one-hour special, viewers step onboard Pro Football Hall of Famer Jimmy Johnson's "Three Rings" boat to witness a friendly competition – who will catch the most (and least) fish? In the process, Gone Fishin' will explore the camaraderie, storytelling, and life lessons shared on the water.

continued on next page »





MEDIA CONTENT INITIATIVES

INSPIRED: HEROES OF CHANGE

A celebration of inspirational sports figures who have used their platform to help those in need as well as bring people and their communities together.

• Aired special June 4th-5th on 100+ Gray Television local channels.

• #1 broadcast TV program in 63 markets during its airtime.

CONTENT DEVELOPMENT PARTNERSHIP WITH RASHAD JENNINGS

Hall of Fame Village Media will work with Jennings and executive producers Lisa P. Wolf and Charles Cook to develop and produce various content projects across multiple formats and genres, leveraging Jennings' unique skills, passions, and personality while advancing HOFV's mission to Honor the Past and Inspire the Future.



NON-FUNGIBLE TOKENS (NFTs)

Next generation content — New Business Launch
• An annual, one-of-a-kind digital collectible that acts as an annual membership to all the Hall of Fame Village has to offer.

• Owners of these tokens receive exclusive access to varying levels of sporting event experiences, media screenings and viewing parties, unique discounts with our partners, and free rides.

• 110 Total HOFV-Passes in Navy and Diamond Levels.






GOLD SUMMIT
GAMING
HOFL
HALL OF FANTASY LEAGUE


SPORTS BETTING
BETR - MOBILE PARTNER
WORLD'S FIRST MICROBETTING APP
DOWNLOAD THE APP
betr
Next team to score a FG
Next FG type
Strikeout the side?
Home run?
Total batters over/under

Launch of Gold Summit Gaming

FANTASY SPORTS. SPORTS BETTING. EGAMING.

Gold Summit Gaming harnesses the multifaceted power of Gaming by delivering world-class experience in Fantasy Sports, Sports Betting, and Egaming. Gold Summit Gaming connects fans in a variety of innovative ways both virtually and in-person.

HALL OF FANTASY LEAGUE SEASON RECAP



- Hall of Fantasy League Season 2 introduced an array of new features on the app, including in-app messaging, two free-to-play contest formats, and NFL data feeds.

- The Contests totaled $100,000 in cash prizes, including a season-long "Legendary Lineups" that allowed participants to "double down" on points when a player is part of the Huddle and a weekly contest called "Blood, Sweat & Tiers."

- The League expanded from 10 to 12 teams managed by high-profile fantasy analysts, while engaged the community and maintained the integrity of the league throughout the 16 weeks.

12 FOOTBALL FRANCHISES REPRESENTING KEY MARKETS THROUGHOUT THE US

COMMISSIONER: Emmitt Smith | **TEAMS:**

Atlanta Hot Wings | Boston Barflies | Chicago Hogmollies | *2022 HOFL CHAMPIONS* Denver Mile Highs - Melissa Jacobs | Green Bay Winter Warriors | Los Angeles Sidekicks | New Jersey Boardwalkers New York Bodega Cats | Ohio Goats | Philadelphia Powderkegs | Seattle Haze | Vegas Pocket Kings



EAST ───────────────────────── WEST


















SPORTS BETTING & EGAMING





INTRODUCING Betr

- **Betr, The first and only direct-to-consumer sports betting app dedicated to microbetting.**

- **Microbetting delivers instant gratification to the multi billion dollar Sports Betting industry by enabling fans to bet on every moment of live sporting events for the first time.**

- **In addition to a share of revenue generated by Betr on sports betting activity in Ohio. HOFREco holds equity ownership in the company as it continues to expand. Betr continues to expand betting operations in states outside Ohio.**

- **Strategic partnerships will support an on-site retail sports betting location at the Village and a mobile platform that allows guests to bet with their digital devices from anywhere in the state of Ohio.**

CHAIN GRAB SUPER SMASH BROS. ULTIMATE TOURNAMENT

- **Egaming tournament series open to players ages 13 and older featuring Doubles and Singles competitions set in the unique setting of the Tom Benson Hall of Fame Club Level.**

- **A wide range of professional and casual players from all parts of the country compete on numerous high-definition monitors while broadcast live via Twitch and with highlights displayed on the Stadium's scoreboards.**

* Subject to obtaining all necessary
  sports betting licenses

HOFV

SPONSORSHIP & CORPORATE PARTNERS

WORLD-CLASS BRANDS REPRESENTING EXCELLENCE



Constellation
Cleveland Clinic
ForeverLawn
COMMSCOPE
REPUBLIC SERVICES

American Standard
AULTCARE
BEAVER CONSTRUCTORS INC.
Blue Technologies
CARDINAL GROUP
Coleman Spohn

COOPER Lighting Solutions
CRESTRON
fiserv.
FOREST CITY ERECTORS INC.
GBS AMERICA'S PRODUCTIVITY PARTNER
FIRST THINGS FIRST HC HEISCHER-CLARKE ELECTRIC COMPANY

HENDRICKSON
meijer
MINUTE MEN STAFFING SERVICES
Coors LIGHT
ocp
pepsi

RC Glass
Robertson KITCHEN AND BATH GALLERY
SOT CLEAN CAR WASH
SLRRRP SHOTS GELATIN SHOTS
StateFarm
Stratus

Sugardale
MAVEN cloud
Turner Construction Company
KEMPTHORN VOLKSWAGEN
WALTER | HAVERFIELD Attorneys At Law

CONGRATULATIONS TO THE PRO FOOTBALL HALL OF FAME

CLASS OF 2022



Tony Boselli



Cliff Branch



LeRoy Butler



Art McNally



Sam Mills



Richard Seymour



Dick Vermeil



Bryant Young







2022 Progress Continues

KEY MILESTONES

● **Hall of Fame Resort & Entertainment Co.**

● **Hall of Fame Village Media**

● **Hall of Fame Village**

● **Gold Summit Gaming**

January

● Partnership with Former NFL Player and Dancing with the Stars Champion Rashad Jennings to collaborate with Hall of Fame Village Media on a range of dynamic content initiatives

● The Atlanta Hotwings are the champions in Hall of Fantasy League history after a successful season

February

● The Hall of Fantasy League hosted Special Livestream Twitch event to analyze the Super Bowl matchup and provide a look ahead to the 2022 HOFL season

● Partnership with Allied Sports announced as Company agency of record for all sponsorship and media opportunities

● Announced Fatherhood Festival in partnership with The Fatherhood Institute to host festival centered around creating purposeful fun for the whole family

● Signed a multi-year agreement with Cleveland Clinic as the official healthcare provider of the ForeverLawn Sports Complex and Tom Benson Hall of Fame Stadium

March

● Company hired Rob Borm as Executive Vice President of Gaming

● Company appointed Benjamin Lee as Chief Financial Officer

● Announced 2022 Concert for Legends presented by Ford, headlined by Journey

● Signed lease with Build-A-Bear Workshop to open in the Fan Engagement Zone

● Partnership with The SportDome to transfer the operation of local sports leagues to the Center for Performance

April

● Released details surrounding Play-Action Plaza offerings that featured the "Red Zone" giant wheel and the "Forward Pass" zipline

● Shared Fatherhood Festival details announcing Hall of Famer appearances and Jordan Davis in concert

● Company closed $4M loan with Midwest Lender Fund, LLC and moved forward with $3.2M in PACE financing

May

● Partnership with Iconic Football Personality Jimmy Johnson to produce Gone Fishin'

● Launched two additional NFT Playbooks featuring NFL stars Shane Vereen and Justin Forsertt

● Announced Women's Football Alliance Championship Weekend

June

- Premiered INSPIRED: Heroes of Change across 100+ Gray Television stations in partnership with Tupelo Honey
- Announced stand-up comedian Dave Chapelle to entertain at Tom Benson Hall of Fame Stadium
- Signed long-term lease agreement with Visit Canton to open a Welcome Center in the Fan Engagement Zone
- Company named Vic Gregovits the Executive Vice President of Global Sales
- Announced the largest high school football event, The Freedom Bowl, to take place at Tom Benson Hall of Fame Stadium
- Hosted the semifinal contests and championship game for the United States Football League's 2022 season

July

- Secured $33.4M PACE Loan from Stonehill Strategic Capital, LLC
- Launched Football Heaven Vodcast in partnership with the Pro Football Hall of Fame to bring the incredible collection of artifacts to life
- Announced R&B Legends the O'Jays: Last Stop on the Love Train Tour with special guest Gladys Knight
- Opened Starbucks at the Constellation Center for Excellence
- The Forward Pass zipline opened at Play-Action Plaza

August

- Partnership with Sugardale as the official Hot Dog of Tom Benson Hall of Fame Stadium and ForeverLawn Sports Complex
- Kicked off partnership with Molson Coors Beverage Company at Hall of Fame Game
- Signed partnership with Slrrrp Shots through branded portable bars and pre-packed gelatin shots sold at Tom Benson Hall of Fame Stadium
- Company appointed Marcus LeMarr Allen to its Board of Directors
- Unveiled Hall of Fantasy League Season 2 with Emmitt Smith as League Commissioner
- Announced 10-year Mobile Sports Betting Agreement with Betr
- Renewed partnership with Pepsi
- Sold long-anticipated documentary The Perfect 10 showcasing the most elite club in the history of football to Fox Sports Films

September

- Opened unique Build-A-Bear Workshop featuring professional and college sports merchandise in the Fan Engagement Zone
- Closed Huntington/Twain Sale-Leaseback Deal

October

- Hosted Trunk or Treat Halloween event in partnership with the Pro Football Hall of Fame at Play-Action Plaza

November

- Granted conditional approval for Sports Betting licenses for mobile and retail sports books
- Partnership with Green Bay Packers Hall of Famer Donald Driver to open Driven Elite Fitness at Hall of Fame Village
- Presented first Egaming tournament, "Chain Grab Super Smash Bros. Ultimate Tournament"
- Company secured financing pieces totaling $78M to facilitate the completion of remaining Phase II assets
- Football Heaven Vodcast premiered with Hall of Famers Edgerrin James, Kurt Warner, Steve Young, Jerome Bettis, and others
- Announced Winter Blitz holiday event featuring Tube Sledding through the goal post of Tom Benson Hall of Fame Stadium
- Launched Gold Summit Gaming to encapsulate Fantasy Sports, Sports Betting, and Egaming

December

- Announced Pizza Oven to open a unique football themed restaurant in the Fan Engagement Zone
- Launched limited edition HOFV-Pass that grant exclusive access to Hall of Fame Village events and media experiences
- Company received $15.8M TMUD Tax Credit Award for the construction of the Indoor Football-themed Waterpark and Hilton Tapestry Hotel
- Announced Grammy-Winning Zac Brown Band to headline 2023 Concert for Legends
- Company hired Amy Liles as Senior Vice President of Sales
- Board of Directors approved Reverse-Stock Split Ratio and Effective Date

LEADERSHIP TEAM

OVER 165 YEARS OF COMBINED EXPERIENCE WITH TOP BRANDS


Michael Crawford
President and Chief Executive Officer, Chairman


Mike Levy
President of Operations, Hall of Fame Village


Benjamin Lee
Chief Financial Officer


Olivia Steier
Executive Vice President, Media


Tara Charnes
General Counsel and Corporate Secretary


Lisa Gould
Senior Vice President, Human Resources


Anne Graffice
Executive Vice President, Global Marketing & Public Affairs


Vic Gregovits
Executive Vice President, Global Sales


Rob Borm
Executive Vice President, Gaming


Carol Smith
Senior Vice President, Special Projects

Top brands include:


















BOARD OF DIRECTORS

EXCEPTIONAL LEADERSHIP



Michael Crawford
Chairman of the Board

President and CEO, Hall of Fame Resort & Entertainment Co.



Stuart Lichter
President and Chairman, IRG



Anthony Buzzelli
Audit Committee Chair

Retired, Deloitte & Touche



Marcus Allen
Former NFL Player, Pro Football Hall of Fame Class of 2003



David Dennis
Retired, KPMG



Mary Owen
Life Trustee, Ralph C. Wilson, Jr. Foundation



James Dolan
Vice Chairman of the Board,

CEO, Voyager Holdings II, LLC



Kimberly Schaefer
Compensation Committee Chair

President, Two Bit Circus



Karl Holz
Nominating and Corporate Governance Committee Chair, Lead Independent Director

President, Karl Holz Advisors, LLC





HONOR THE PAST,
INSPIRE THE FUTURE.





THANK YOU FOR VIEWING OUR ANNUAL REPORT

ADDITIONAL INFORMATION

The following trademarks and corresponding logos are the trademarks of their respective owners: NFL, NFL Alumni, Pro Football Hall of Fame, Black College Football Hall of Fame, The Women's Football Alliance, NCAA, OHSAA, The United States Football League, Fatherhood Institute, The Freedom Bowl, DoubleTree, Hilton Worldwide Holdings Inc., Constellation Energy, Starbucks, Driven Elite Fitness, The Brew Kettle, TopGolf Swing Suites, VisitCanton, Build-A-Bear Workshop, Don Shula's American Kitchen, Pizza Oven, Smoosh Cookies, Heggy's Chocolate, Facebook, Instagram, Twitter, Snapchat, TikTok, NFL Network, CBS All Access, Disney+, HBO Max, Netflix, Hulu, Twitch, Amazon. com, YouTube TV, The CW, ABC, Showtime, FX, NFL Films, World Chase Tag, Tupelo Honey, ESPN, Gray Television, SB Nation, FOX, Fox Sports, H2H, Comcast Sportsnet, American Standard, AultCare, Beaver Construction, Blue Technologies, Cardinal Roofing, Cleveland Clinic, Coleman Spohn, Commscope, Constellation, Cooper Lighting, Crestron Electronics Inc., Fiserv, Forest City Erectors, ForeverLawn, GBS, Hendrickson, Hilscher Clarke, Kempthorn Motors, Meijer, Minute Men Inc., Molson Coors, OCP Contractors, Pepsi, RC Glass, Republic Services, Roberton Heating, SGT Clean Car Wash, Slrrrp Shots, Turner Construction, State Farm, Stratus, Sugardale, TTx, Walter Haverfield, Four Seasons Hotels and Resorts Ltd, The Walt Disney Company, PNC Bank, LeagueSpot, Cleveland Cavaliers, SB Nation, The Timken Company, Cleveland Guardians, Pittsburgh Pirates, Philadelphia Eagles, Betr, Gamestop, Gameinformer, Industrial Realty Group, LLC, Republic Services, Maven Cloud, Apple Music, Spotify, and RedZone from NFL Network.





For more information, please contact:

**HALL OF FAME RESORT &
ENTERTAINMENT COMPANY**

(330) 754-3427

2014 Champions Gateway NW

Canton, OH 44708

https://ir.hofreco.com



HONOR THE PAST.
INSPIRE THE FUTURE.

ANNUAL REPORT 2022

PLAYING WITH PURPOSE

Making every experience one-of-a-kind.



CORPORATE OFFICE

Hall of Fame Resort & Entertainment Co.
2014 Champions Gateway NW
Canton, Ohio 44708
Telephone: (330) 754-3427

STOCK LISTING

Our common shares and warrants are listed on the Nasdaq Exchange — ticker symbol HOFV and HOFVW (Warrants).

CORPORATE WEBSITE

To learn more about Hall of Fame Resort & Entertainment Co., visit HOFRECO.com.

ANNUAL MEETING

The annual meeting will be held virtually at 9:00 a.m. ET on June 7, 2023.

CORPORATE NEWS AND REPORTS

Corporate news releases, annual reports, and Securities and Exchange Commission filings, including Forms 10-K, 10-Q, and 8-K, are available free of charge on our website, IR.HOFRECO.COM. They are also available without cost to shareholders who submit a written request to:

Hall of Fame Resort & Entertainment Co.
Attention: Investor Relations
2014 Champions Gateway NW
Canton, Ohio 44708

FORWARD-LOOKING STATEMENTS

This Annual Report includes certain forward-looking statements that are based on current expectations and are subject to a number of risks and uncertainties. Please reference the “Note Regarding Forward-Looking Statements” appearing before the “Business” section of our Form 10-K.

2022 INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Marcum LLP
New York, New York

TRANSFER AGENT AND REGISTRAR

Continental Stock Transfer & Trust Company
One State Street, 30th Floor
New York, New York 10004
Telephone: (212) 509-4000
Website: continentalstock.com



HALL OF FAME
RESORT & ENTERTAINMENT CO.

© 2023 Hall of Fame Resort & Entertainment Co.